ARKEMA

April, 11st 2008

RECEIVED

2008 APR 17 P 12:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Securities and Exchange Commission**
**Office of International Corporate Finance**
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

08001934

**Rule 12g3-2(b) Exemption**
**File No. 082-34965**

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
APR 22 2008
THOMSON FINANCIAL

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

ARKEMA

**Enclosed documents**

- Press release : Information related to the Annual GenERAL Meeting of May 20th 2008

The world is our inspiration

***REGULATED INFORMATION***

**INFORMATION RÉGLEMENTÉE**

Colombes, April 11th 2008

## Information related to the Annual General Meeting of May 20th 2008

Arkema informs its shareholders that they will be shortly invited to the Combined General Meeting (ordinary and extraordinary) to be held on Tuesday, May 20th, 2008 at 4.30 p.m. at the Palais des Congrès, 2 place de la Porte Maillot, 75017 Paris.

The Notice of meeting (*avis de réunion)* was published in the *Bulletin des Annonces Légales et Obligatoires* (BALO) on April 11th, 2008.

It is available in the section "Investor Relations" of the Group's website (www.finance.arkema.com).

*A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 15,200 employees, Arkema achieved sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.*

**CONTACTS :**

| | | | |
|---|---|---|---|
| Frédéric Gauvard | Tel. : +33 1 49 00 82 53 | Fax : +33 1 49 00 50 24 | E-mail : frederic.gauvard@arkema.com |
| Sophie Fouillat | Tel. : +33 1 49 00 86 37 | Fax : +33 1 49 00 50 24 | E-mail : sophie.fouillat@arkema.com |


**END**